November 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dragonfly Energy Holdings Corp. (the “Company”)
Registration Statement on Form S-3 (File No. 333-275559)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m., Eastern Time, on November 24, 2023, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

Dragonfly Energy Holdings Corp.

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	President, Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board